FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2010

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished in this form:

1.	News Release of Revision of Consolidated Forecast for the Fiscal Year Ended March 31, 2010, which was filed with the Tokyo Stock Exchange on April 16, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: April 16, 2010	By:	/s/ Noriaki Yamaguchi
	Name:	Noriaki Yamaguchi
	Title:	Representative Director and CFO

April 16, 2010

FOR IMMEDIATE RELEASE

KONAMI CORPORATION

Kagemasa Kozuki, Representative Director and Chairman of the Board, President

Shares listed: Tokyo, New York and London Stock Exchanges

Contact: Noriaki Yamaguchi, Representative Director, Vice-President, Corporate Officer

Tel: +81-3-5771-0222

News Release : Konami Corporation Announces Revision of

Consolidated Forecast for the Fiscal Year Ended March 31, 2010

Konami Corporation (the “Company”) hereby announces the revision of its consolidated earnings forecast for the fiscal year ended March 31, 2010 (from April 1, 2009 to March 31, 2010), which was released on May 14, 2009 in its Consolidated Financial Results for the Year Ended March 31, 2009.

1. Revision of Consolidated Results Forecast (U.S. GAAP)

(Millions of yen)

For the fiscal year ended March 31, 2010 (from April 1, 2009 to March 31, 2010)

	Net revenues	Operating income	Income before income taxes	Net income attributable to Konami Corporation	Basic net income attributable to Konami Corporation per share (yen)
Previous forecast (A) Released on May 14, 2009	310,000	30,000	28,500	16,000	119.88
Revised forecast (B)	261,000	18,500	17,000	13,000	97.41
Change (B – A)	(49,000)	(11,500)	(11,500)	(3,000)	—
Percentage Change (%)	(15.8)	(38.3)	(40.4)	(18.8)	—
<For reference>
Results for the year ended March 31, 2009	309,771	27,361	24,719	10,874	79.30

Note:	Due to adoption of FASB Accounting Standards Codification 810, (former Statement of Financial Accounting Standards No.160), “Net income attributable to Konami Corporation” is used to herein to describe “Net Income” as the term was used for the year ended March 31, 2009.

2. Reasons for the revision

The global economic slowdown, the appreciation of the yen and deflation continued to affect the business environment surrounding the KONAMI CORPORATION and its subsidiaries (“Konami”). This led primarily to the revised forecast as noted above. Meanwhile, sales from our Gaming & System segment were favorable in North America and the segment is becoming a key driving force in our business. As for the Digital Entertainment segment, a major home video game title METAL GEAR SOLID PEACE WALKER, the release of which was originally scheduled during the fiscal year ended March 31, 2010, will be offered in April 2010. In addition, in the Health & Fitness segment, we continued to promote the business structure improvement. The membership also increased over the previous fiscal year.

With regard to the dividend forecast for the year end of the fiscal year 2009, there is no change from the originally announced 27 yen per share (aggregate 54 yen annually with the dividend for the second quarter end of the fiscal year 2009).

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our Digital Entertainment business and Gaming & System business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our Health & Fitness business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of existing contingencies.